                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               December 24, 2002


                              Hanaro Telecom, Inc.
 Acquisition (Redemption) of Convertible Bond before Maturity after its Issuance

-----------------------------------------------------------------------------------------------------------------------------------
1. Details of Convertible Bonds Acquired          Type of Bond         Series No.  16   Type   Non-guaranteed Convertible Bonds
                                                  ---------------------------------------------------------------------------------
                                                  Issue Date                            December 24, 2001
                                                  ---------------------------------------------------------------------------------
                                                  Bond classification                Local private placement
                                                  ---------------------------------------------------------------------------------
                                                  Maturity Date                         December 24, 2004
-----------------------------------------------------------------------------------------------------------------------------------
2. Total Amount of Bond Issued (KRW)                                                                                 27,800,000,000
-----------------------------------------------------------------------------------------------------------------------------------
3. Total Amount of Bond Acquired (KRW)                                                                               28,080,224,000
-----------------------------------------------------------------------------------------------------------------------------------
4. Total Face Amount of Bond Acquired (KRW)                                                                          27,800,000,000
-----------------------------------------------------------------------------------------------------------------------------------
5. Reason for Acquisition                         Redemption before maturity date pursuant to the subscription agreement
-----------------------------------------------------------------------------------------------------------------------------------
6. Source of Funds for Acquisition                Internal fund
-----------------------------------------------------------------------------------------------------------------------------------
7. Acquisition Method                             Off-Market Acquisition (Cheil Jedang & Jae-Hyun Lee)
-----------------------------------------------------------------------------------------------------------------------------------
8. Balance                                                                                                                        -
-----------------------------------------------------------------------------------------------------------------------------------
9. Others                                         Redemption date: December 24, 2002
-----------------------------------------------------------------------------------------------------------------------------------